UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[_ ] Form 10-K

[_ ] Form 20-F

[_ ] Form 11-K

[_ ] Form 10-Q

[_ ] Form 10-D

[X] Form N-SAR

[   ] Form N-CSR

 For Period Ended: __  March 31, 2013

[_ ]

Transition Report on Form 10-K

[_ ]

Transition Report on Form 20-F

[_ ]

Transition Report on Form 11-K

[_ ]

Transition Report on Form 10-Q

[_ ]

Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Read Instruction (on back page) Before Preparing Form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

The NYSA Series Trust
Full Name of Registrant

507 Plum Street, Suite 120

Address of Principal Executive Office (Street and Number)

Syracuse, New York  13204
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

(b)

The subject Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and

[  ]

(c)

The accountant’s statement or other exhibit required by Rule 12b-

25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Form N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Necessary)

The audit of the fund is not complete.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Gregg A. Kidd                           (315) 251-1101

(Name)         (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes _X __ No ____

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ____ No __X__

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The NYSA Series Trust

(Name of Registrant as Specified in Charter)

The undersigned has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

  Date: May 29, 2013

  By:       /s/  Gregg A. Kidd

Gregg A. Kidd, President